September 21, 2006

Mail Stop 4561

Patrick S. Flood
Chairman and Chief Executive Officer
HomeBanc Corp.
2002 Summit Boulevard
Suite 100
Atlanta, GA 30319

> **Re: HomeBanc Corp.**
> **Form 10-K for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2006**
> **Filed 3/15/06**
> **File No. 1-32245**

Dear Mr. Flood:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 99

1.   In future filings, please discuss your distributions for each period in comparison
        to the cash flow from operating activities for each respective period as reported in
        the statement of cash flows. If the cash flows from operating activities were
        insufficient to pay the distribution for any period, disclose the dollar amount of
        the deficiency and the alternative source of cash used to fund the distribution.
        Alternative sources would include such items as borrowings from related parties,
        bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Financial Statements and Notes

Note 3. Loans and the Allowance for Loan Losses, page 132

2.   Please disclose the information required by Schedule IV: Mortgage Loans on Real
        Estate in future filings. Refer to Rule 5-04 of Regulation S-X.

Note 5. Premises and Equipment, page 134

3.   We note your disclosure here and on page 34 in regards to the HomeBanc Way II
        multi-year program to design and implement a new set of business processes,
        technology and best practices for originating, processing and closing residential
        mortgage loans. Please advise us and revise your disclosure in future filings to
        disclose the types of costs incurred related to this project. In addition, please
        explain to us your basis for capitalizing these costs and cite the relevant literature
        which supports your accounting. In this regard, please also tell us how you
        considered the guidance in EITF 97-13.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3431 if you have questions.

Sincerely,

Joshua Forgione
Assistant Chief Accountant